Exhibit 99.1

LOBO Announces Receipt of Nasdaq Minimum Bid Price Notification

Wuxi, China, May 16, 2025 – LOBO EV TECHNOLOGIES LTD. (NASDAQ: LOBO) (“LOBO” or the “Company”) today announced that it received a notification letter dated May 13, 2025 from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market.

According to the letter, the closing bid price of the Company’s ordinary shares was below $1.00 per share for 33 consecutive business days, from March 26, 2025 to May 12, 2025.

The notice has no immediate effect on the Company’s listing or the trading of its ordinary shares on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a 180-calendar-day compliance period, or until November 10, 2025, to regain compliance. If at any time during this period the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance with the bid price requirement.

If the Company does not regain compliance by the end of the initial compliance period, it may be eligible for an additional 180-calendar-day extension, subject to meeting the continued listing standards for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market (excluding the bid price requirement). In that case, the Company must also provide written notice of its intention to cure the deficiency, including through a potential reverse stock split if necessary.

The Company intends to monitor the closing bid price of its ordinary shares and will consider all available options to regain compliance within the applicable grace periods.

About LOBO EV Technologies Ltd.

LOBO EV Technologies Ltd. (Nasdaq: LOBO) is an innovative designer, developer, manufacturer, and seller of e-bicycles, e-mopeds, e-tricycles, and electric off-highway four-wheeled shuttles. The Company also specializes in AI-powered multimedia interactive systems and is expanding into medical technology manufacturing. By leveraging cutting-edge AI, connectivity, and automation, LOBO aims to provide intelligent, efficient, and secure mobility and healthcare solutions.

For more information, visit: https://www.loboebike.com and https://loboev.io.

Safe Harbor Statement

This press release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and assumptions and are subject to risks and uncertainties. Actual results may differ due to regulatory approvals, market conditions, and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission (SEC). LOBO undertakes no obligation to update these forward-looking statements unless required by law.

For Investor and Media Inquiries, Please Contact:

HORIZON IR

Michael Wei

Email: hwey@horizonconsultancy.co